[redacted]

SI 10027288 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 S. Minnesota Ave., Ste. 6
(No. and Street)

Sioux Falls (City) SD (State) 57105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Dr., Suite 700 (Address) Minneapolis (City) MN (State) 55437 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Mail Processing Section
FEB 25 2010
Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Eng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Capital Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chris Eng
Signature

Secretary
Title

Carol M. Mosfeldt
Notary Public
My Comm expires: 1-23-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Managers
Summit Capital Partners, LLC
Sioux Falls, South Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Summit Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Summit Capital Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Summit Capital Partners, LLC's management is responsible for Summit Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the issued check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period from April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
February 24, 2010

SUMMIT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

SUMMIT CAPITAL PARTNERS, LLC
TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

The Board of Managers
Summit Capital Partners, LLC
Sioux Falls, South Dakota

We have audited the accompanying statements of financial condition of **Summit Capital Partners, LLC,** as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Summit Capital Partners, LLC**, as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Minneapolis, Minnesota
February 24, 2010

5601 Green Valley Dr., Ste. 700 ▮ Minneapolis, MN 55437-1145 ▮ Phone 952.944.6166 ▮ Fax 952.944.8496 ▮ EOE

SUMMIT CAPITAL PARTNERS, LLC
Statements of Financial Condition
December 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 64,997	$ 68,193
Receivables	-	18,450
Prepaids	19,053	17,069
Total Current Assets	84,050	103,712
	$ 84,050	$ 103,712

LIABILITIES AND MEMBER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Payables	$ 1,313	$ 2,904
Total Current Liabilities	1,313	2,904
MEMBER'S EQUITY		
Member's Capital Contributed	-	-
Retained Earnings	82,737	100,808
Total Member's Equity	82,737	100,808
	$ 84,050	$ 103,712

See Notes to Financial Statements

SUMMIT CAPITAL PARTNERS, LLC
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Commissions	$ 614,500	$ 538,290
Interest Income/Other Income	-	58
Total revenue	614,500	538,348
EXPENSES		
Commissions	3,000	-
Supplies	8,477	279
Business Travel	415	259
Overhead Expense	12,088	12,016
Misc Operating Expense	611	1,283
Legal & Accounting	32,980	32,984
Total expenses	57,571	46,821
NET INCOME	$ 556,929	$ 491,527

See Notes to Financial Statements

SUMMIT CAPITAL PARTNERS, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2009 and 2008

	Capital Contributions	Retained Earnings	Total
BALANCE, JANUARY 1, 2008	$ -	$ 134,281	$ 134,281
Net income for the year	-	491,527	$ 491,527
Distributions	-	(525,000)	$ (525,000)
BALANCE, DECEMBER 31, 2008	$ -	$ 100,808	$ 100,808
Net income for the year	-	556,929	$ 556,929
Distributions	-	(575,000)	$ (575,000)
BALANCE, DECEMBER 31, 2009	$ -	$ 82,737	$ 82,737

See Notes to Financial Statements

SUMMIT CAPITAL PARTNERS, LLC
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

		2009		2008
Operating Activities				
Net Income	$	556,929	$	491,527
Add (deduct) non-cash items				
Decrease (Increase) in Accounts Receivable		18,450		15,550
Decrease (Increase) in Prepaids		(1,984)		(2,029)
(Decrease) Increase in Payables		(1,591)		1,304
Net Cash Provided by (used in) Operating Activities		571,804		506,352
Investing Activities				
Net Cash Provided by (used in) Investing Activities		-		-
Financing Activities				
Proceeds from Equity Contributions		-		-
Distributions to Members		(575,000)		(525,000)
Net Cash Provided by (used in) Financing Activities		(575,000)		(525,000)
Net Change in Cash and Equivalents	**$**	**(3,196)**	**$**	**(18,648)**
Cash and Equivalents, beginning of year		68,193		86,841
Cash and Equivalents, end of year	**$**	**64,997**	**$**	**68,193**

See Notes to Financial Statements

SUMMIT CAPITAL PARTNERS, LLC
Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Principal Activity and Significant Accounting Policies

Nature of Business

Summit Real Estate Investments, LLC (Company) was formed October 20, 2003 as a South Dakota company operating as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. In September 2008, the Company changed its name to Summit Capital Partners, LLC. The Company limits its activity to selling direct participation program securities to accredited investors. The securities are exempt in accordance with Regulation D. The Company has sales representatives in South Dakota, Nebraska, and Texas. The Company will continue perpetually unless dissolved by the members. The Company has evaluated all subsequent events through February 24, 2010, the date the financial statements were issued.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are remitted directly to the fund into which the customer in investing.

Security Transactions and Revenue Recognition

All customer funds and commission revenue are deposited directly into escrow accounts held at First National Bank of Omaha for the exclusive benefit of customers of Summit Capital Partners, LLC. On the last day of each month, these funds are released to Summit Hotel Properties, LLC; Summit CRA Multi-Family Housing Fund I, LLC; or Summit CRA Multi-Family Housing Fund II, LLC for their intended purposes. When these funds are released, the commission revenue and related expenses are recorded.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in one bank deposit account. This account is periodically in excess of federally insured limits.

(continued on next page)

Cash and Cash Equivalents

The Company considers all highly liquid assets with an original maturity of less than three months to be cash equivalents.

Income Taxes

Summit Capital Partners, LLC is a limited liability company and, as such, all federal taxable income of the limited liability company flows through and is taxable to the members of the Company. The Company has adopted the provisions of FASB ASC 740, *Income Taxes*, on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of December 31, 2009, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2006.

Recent Accounting Pronouncements

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB." The FASB sets generally accepted accounting principles (GAAP) that we follow to ensure we consistently report our financial condition, results of operations, and cash flows. In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC, as the sole source of authoritative GAAP. The FASB finalized the Codification effective for periods ending on or after September 1, 2009. Prior FASB standards are no longer being issued by the FASB. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended December 31, 2009. The Codification will have no effect on the Company's consolidated financial statements as it is for disclosure purposes only.

In May, 2009, FASB ASC 855, *Subsequent Events* was issued and establishes the period in which management of a reporting entity should evaluate events and transactions for recognition or disclosure in the financial statements. It also describes the circumstances under which an entity should recognize events or transactions that occur after the balance sheet date. The Company adopted this ASC on June 30, 2009, and it had no impact on the consolidated financial statements.

Fair Value

The Company adopted the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures*, effective January 1, 2009. FASB ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined under generally accepted accounting principles as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value, as required by Topic 820 of the FASB ASC, must maximize the use of observable inputs and minimize the use of unobservable inputs.

Our estimates of the fair value of financial instruments as of December 31, 2009, were determined using available market information and appropriate valuation methods. The carrying amounts of cash and cash equivalents, receivables, accounts payable and other liabilities approximate fair value due to the short-term nature of these instruments.

(continued on next page)

Note 2 – Related Party Transactions

On May 6, 2004, the Company entered into an expense agreement with The Summit Group, Inc., a company related through common ownership. Under the terms of the agreement, The Summit Group, Inc. is responsible for the Company's administrative staff support services and non-commission wages and employee benefits of the Company's employees. No consideration was given per the terms of the agreement and no amounts have been included in the financial statements. No amounts have been included in the financial statements as the amounts are exempt in accordance with FINRA Notice to Members 03-63 Section 3a-e.

On May 1, 2004, the Company began leasing office space under a sublease with SOB, Inc., a company related through common ownership. Terms of the lease call for monthly payments of $1,000 through May 2005 with automatic renewal on a month-to-month basis upon expiration of the initial term. Office lease payments to SOB, Inc. totaled $12,000 in 2009 and 2008.

Commission revenue of $560,600 was received from Summit Hotel Properties, LLC and $43,900 from Summit CRA Multi-Family Housing Fund I, LLC in 2009. In 2008, commission revenue of $206,625 was received from Summit Hotel Properties, LLC; $38,600 from Summit CRA Multi-Family Housing Fund I, LLC; and $293,065 from Summit CRA Multi-Family Housing Fund II, LLC. All of these companies are related to Summit Capital Partners, LLC through common ownership.

The Company does not pay out any commissions to Kerry Boekelheide, a related party.

Note 3 – Operating Leases

During 2009 and 2008, the Company leased its office space in Sioux Falls, SD under a monthly operating lease (Note 2).

Note 4 – Reserve Requirements

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2009
Net Capital Ratio	.02:1
Net Capital	$63,684
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The company is still subject to a $5,000 minimum net capital requirement.

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Managers
Summit Capital Partners, LLC
Sioux Falls, South Dakota

We have audited the accompanying financial statements of **Summit Capital Partners, LLC**, as of and for the year ended December 31, 2009 and 2008, and have issued our report thereon dated February 24, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
February 24, 2010

SUMMIT CAPITAL PARTNERS, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

NET CAPITAL		
Total member's equity from the statement of financial condition	$	82,737
Deductions:		
Nonallowable assets:		
Net commissions receivable in excess of liabilities		-
Receivables from non-customers		-
Haircuts on securities - money market funds		-
Equipment		-
Prepaid expenses and other assets		(19,053)
Net Capital	$	63,684
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required -	$	5,000
(higher of 6 2/3% times aggregate indebtedness or $5,000)		
Excess net capital	$	58,684
Excess net capital at 1,000%	$	63,553
(net capital less 10% of total aggregate indebtedness)		
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	1,313
Ratio of aggregate indebtedness to net capital		.02:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-174A-5, as originally filed	$	63,684
Net year end adjustments		-
	$	63,684

See Notes to Financial Statements

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Managers
Summit Capital Partners, LLC
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements of **Summit Capital Partners, LLC**, (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons of recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be significant deficieny, and communicated them in writing to management and those charged with governance on February 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
February 24, 2010